ITEM 77C

DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

  A Special Meeting of Shareholders of the Dreyfus Institutional Preferred Money Market Funds (the “Company”) was held on August 3, 2012. Out of a total of 16,226,882,997 shares of the Company (“Shares”) entitled to vote at the meeting, a total of 5,621,805,220 were represented at the Meeting, in person or by proxy. The following matters were duly approved by the holders of the Company’s outstanding Shares as follows:

		Shares

	For	Withheld

To elect Gordon J. Davis, Nathan Leventhal and Benaree Pratt Wiley as Board members of the Company

Gordon J. Davis	5,621,802,220	0
Nathan Leventhal	5,621,802,220	0
Benaree Pratt Wiley	5,621,802,220	0